

June 9, 2015

<u>Via E-Mail</u>
Mr. Roy M. Whitehead
Chairman, President and Chief Executive Officer
Washington Federal, Inc.
425 Pike Street
Seattle, Washington 98101

      Re: Washington Federal, Inc.
                Form 10-K for the Fiscal Year Ended September 30, 2014
                Filed November 26, 2014
                Definitive Proxy Statement on Schedule 14A
                Filed December 9, 2014
                File No. 001-34654

Dear Mr. Whitehead:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Dietrich A. King

                              Dietrich King
                              Assistant Director